SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

LPL Investment Holdings Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A		13G
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 34,210,185
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 34,210,185
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,210,185
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.0% (1)
12		TYPE OF REPORTING PERSON CO

___________________
(1) Based on a total of approximately 110,378,484 shares of Common Stock outstanding as of October 26, 2011, as reported on the Issuer’s third quarter Form 10-Q, dated November 2, 2011.

CUSIP No. N/A		13G
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 34,210,185
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 34,210,185
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,210,185
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.0% (2)
12		TYPE OF REPORTING PERSON IN

_________________
(2) Based on a total of approximately 110,378,484 shares of Common Stock outstanding as of October 26, 2011, as reported on the Issuer’s third quarter Form 10-Q, dated November 2, 2011.

CUSIP No. N/A		13G
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 34,210,185
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 34,210,185
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,210,185
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.0% (3)
12		TYPE OF REPORTING PERSON IN

_________________
(3) Based on a total of approximately 110,378,484 shares of Common Stock outstanding as of October 26, 2011, as reported on the Issuer’s third quarter Form 10-Q, dated November 2, 2011.

Item 1(a).	Name of Issuer:
LPL Investment Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Beacon Street, Floor 22 Boston, MA 02108

Item 2(a).	Name of Person Filing:

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13G (as amended, the “Schedule 13G”) is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation  (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar IV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“Partners IV”), which directly holds the shares of Common Stock of the Issuer (the “Shares”) reported herein.  Because of Group Advisor’s relationship to Partners IV, Group Advisors may be deemed to beneficially own the Shares.

David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors, and therefore may be deemed to beneficially own the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the Reporting Persons is as follows: c/o TPG Global, LLC 301 Commerce St., Suite 3300 Fort Worth, TX 76102
Item 2(c).	Citizenship: See Item 4 of each of the cover pages.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number: Not Applicable.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act. (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act. (15 U.S.C. 78c)

(c)	Insurance company as defined in Section 3(a)(19) of the Act. (15 U.S.C. 78c)

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-j)

(e)	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act. (13 U.S.C. 1513)

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act. (15 U.S.C. 80a-j)

(j)	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.

(b)	Percent of Class:

See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See Item 5 of each of the cover pages.

(ii) Shared power to vote or to direct the vote:
See Item 6 of each of the cover pages.

(iii) Sole power to dispose or to direct the disposition of:
See Item 7 of each of the cover pages.

(iv) Shared power to dispose or direct the disposition of:
See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See response to Item 2(a) hereto.

Item 8.	Identification and Classification of Members of the Group.

Partners IV is a party to a Shareholders’ Agreement, dated December 28, 2005 (the “Original Shareholders’ Agreement”) and as amended November 23, 2010 (the “Amendment to the Shareholders’ Agreement” and, together with the Original Shareholders’ Agreement, the “Shareholders’ Agreement”), by and among the Issuer, Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Partners V (Parallel), L.P., Hellman & Friedman Capital Associates V, L.P. (collectively, the “Hellman Funds”), Partners IV, the Founders (as defined in the Shareholders’ Agreement), the Managers (as defined in the Shareholders’ Agreement) and other parties thereto.

As a result of the Registration Statement effective as of November 17, 2010, certain corporate governance provisions of the Shareholders’ Agreement have lapsed. The Amendment to the Shareholders’ Agreement also terminated certain provisions, including drag-along rights.

Partners IV is also party to a Shareholders’ Agreement, dated November 23, 2010 (the “New Shareholders’ Agreement”), by and among the Issuer, the Hellman Funds, Partners IV, the Founders (as defined in the New Shareholders’ Agreement), the Managers (as defined in the New Shareholders’ Agreement) and other parties thereto.

The New Shareholders’ Agreement provides the Hellman Funds and Partners IV the right to (i) each designate two directors to the initial board of directors of the Issuer and (ii) each nominate two directors to be included in the slate of nominees recommended by the board of directors of the Issuer for election as directors at each applicable annual or special meeting of shareholders at which directors are to be elected so long as it owns 30% or more of the outstanding Common Stock and one director so long as it owns 10% or more of the Common Stock.  The New Shareholders’ Agreement requires the Hellman Funds and Partners IV to vote their Common Stock for directors that are nominated in accordance with the provisions of the New Shareholders’ Agreement.  The New Shareholders’ Agreement also contains customary demand registration rights.

The Hellman Funds and Partners IV collectively own, based on available information, including information provided by the Hellman Funds, approximately 68,426,729 shares of Common Stock of the Issuer, which represents approximately 62.0% of the outstanding Common Stock based on a total of 110,378,484 shares of Common Stock outstanding.  The share ownership reported herein by Partners IV does not include any shares owned by the other parties to the Shareholders’ Agreement, except to the extent already disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

David Bonderman

By:/s/ Ronald Cami
Name: Ronald Cami, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of James G. Coulter (5)

____________________________

(4)  Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1,2010, previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010.

(5)  Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010.

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.